

Sourabh Kothari · 2nd in

CEO at Mindcurrent. Redefining personal stress management. Part AI. Mostly human. - We're hiring.

Beaverton, Oregon · 500+ connections · **Contact info**

 Mindcurrent

 San Francisco State University

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Experience



Co-Founder and CEO
Mindcurrent
Nov 2018 – Present · 1 yr 4 mos
Portland, Oregon Area

After 6 long months, Mindcurrent is now available (beta version) on the Apple App Store and Google Play
https://www.mindcurrent.io/iphone
https://www.mindcurrent.io/android

I'm committed to helping individuals and organizations communicate, collaborate, and build relationships. My goal is to bring people together by helping them understand themselves. I am responsible for Sales, Operations, Finance, Marketing, and Human Resources at Min ...**see more**



Professional Convention Management Association (PCMA)
4 yrs 2 mos



Advisor - Digital Experience Institute
Jan 2016 – Present · 4 yrs 2 mos
Greater Chicago Area

I advise the Digital Experience Institute (part of PCMA) on Content Strategy for In-Person and Digital events. I teach the Content Strategy module as part of the Digital Events Strategist certification program and we deliver this course via live webinars a few times each year. Beyond the responsibilities of my module I take an active role with DEI to build aware ...**see more**





Best in Class Speaker
Feb 2017 – Present · 3 yrs 1 mo
Greater Chicago Area

As part of PCMA's Best in Class program, I speak on best practices for engaging event audiences with content, content marketing, and neuroscience. It's time to rethink how you define, design and deliver event content. My presentation focuses on the following:
(1) Understanding "Intent" before creating "Content"   ...**see more**





Director of Advocacy, Brand and Content
Signifyd
May 2016 – Dec 2018 · 2 yrs 8 mos
San Jose, CA

Signifyd is the world's largest provider of Guaranteed Fraud Protection, a category we created to help online retailers accept more orders and grow profitably. Signifyd offers a 100% financial guarantee against fraud and chargebacks, built on the intelligence of advanced mac'...**see more**



Director of Narrative Development
Digital Narrative Alliance
Mar 2016 – Nov 2017 · 1 yr 9 mos
San Francisco Bay Area

Stories change our lives and are at the heart of every meaningful memory we cherish and share with others. I helped start the Digital Narrative Alliance to promote "Stories with Purpose" and "The Purpose of Story".

...**see more**



Cisco
6 yrs 8 mos



Senior Manager, Rich Media Marketing
Apr 2013 – May 2016 · 3 yrs 2 mos
San Jose, CA

Develop strategy, processes, execution and measurement for Cisco's rich media marketing which encompasses video programming webcasting and online workshops.

Prioritize rich media content marketing investments to optimize engagement and RC ...**see more**



Program Lead, Seamless Registration
May 2013 – Jul 2014 · 1 yr 3 mos
San Jose

Consolidate Cisco's diverse proprietary registration platforms and integrate all major 3rd party registration vendors.

Drive business requirements for enterprise-wide registration, progressive profiling a ...**see more**

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Education



San Francisco State University
Economics, Finance, Business
2006 – 2007

Economics
Finance
Tutor
Magna cum laude



Los Angeles City College
Film/Cinema/Video Studies
2004 – 2006
Activities and Societies: Film Tutor

Licenses & Certifications



Machine Learning: From Data to Decisions
MIT Professional Education
Issued Mar 2019 · No Expiration Date

See credential



Digital Event Strategist
PCMA
Issued Dec 2013 · No Expiration Date
Credential ID N/A

See credential

Skills & Endorsements

Digital Marketing · 55

 Endorsed by **Scott Kellner and 2 others** who are highly skilled at this

 Endorsed by **18 of Sourabh's colleagues at Cisco**

Strategy · 52

 Endorsed by **Charlotte Montemayor and 3 others** who are highly skilled at this

 Endorsed by **17 of Sourabh's colleagues at Cisco**

Online Advertising · 42

Endorsed by **Stephen Wellman, who is highly skilled** at this

 Endorsed by **10 of Sourabh's colleagues at Cisco**

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